Filed by CoreComm Limited
                                         Pursuant to Rule 425 under the
                                         Securities Act of 1933, as amended

                                         Subject Company: CoreComm Limited
                                         Commission File No. 333-82400

                                         Date: July 1, 2002


         The following press release was issued by CoreComm Limited and CoreComm Holdco, Inc.:

[CoreComm Limited Logo]

FOR IMMEDIATE RELEASE

         CORECOMM ANNOUCES REGISTRATION STATEMENT HAS BEEN DECLARED
                             EFFECTIVE BY SEC

            Exchange offer expected to be completed later today

         New York, New York (July 1, 2002) - CoreComm Limited (Nasdaq:
COMM) and its formerly wholly-owned subsidiary CoreComm Holdco, Inc. announced today that the Securities and Exchange Commission has declared effective the registration statement filed by CoreComm Holdco on February 8, 2002, as amended, relating to CoreComm Holdco's offer to exchange each outstanding share of CoreComm Limited common stock for 1/38.9 of a share of CoreComm Holdco common stock, and each outstanding $1,000 in aggregate principal amount of CoreComm Limited's 6% Convertible Subordinated Notes due 2006 for 9.1047 shares of CoreComm Holdco common stock and $30.00 in cash.

         CoreComm Holdco has extended the expiration date of the registered public exchange offers by CoreComm Holdco until 2:00 P.M., New York City time, on July 1, 2002, and expects to close the exchange offers at such time. The exchange offers were previously scheduled to expire at Noon, New York City time, on July 1, 2002.

         Continental Stock Transfer & Trust Company, the depositary for the exchange offers, has advised CoreComm Holdco that 103,088,149 shares of CoreComm Limited common stock (approximately 73% of the outstanding shares) and $392,000 aggregate principal amount of CoreComm Limited's 6% Convertible Subordinated Notes (approximately 8% of the outstanding principal amount not held by CoreComm Holdco) have been tendered and not withdrawn as of Noon, New York City time, on July 1, 2002, in response to the exchange offers. The exchange offers are subject to the terms and conditions set forth in the preliminary prospectus, dated June 27, 2002, and the related letters of transmittal, which constitute the exchange offers. Investors are encouraged to read the information regarding the exchange offers at the end of this release, which describes where you can get more information.

         Following the completion of the exchange offer for CoreComm Limited common stock, CoreComm Holdco intends to merge CoreComm Merger Corp., a wholly-owned subsidiary of CoreComm Holdco, with and into CoreComm Limited. Pursuant to the merger, each share of CoreComm Limited common stock not tendered in the exchange offer (except for shares held by CoreComm Holdco or CoreComm Merger Corp.) will be converted into the right to receive 1/38.9 of a share of CoreComm Holdco common stock.

                                  *******

The foregoing reference to the exchange offers shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of shares of common stock of CoreComm Holdco in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Investors and security holders are urged to read the following documents (including amendments that may be made to them), regarding the exchange offers because they contain important information:

         - CoreComm Holdco's preliminary prospectus, prospectus supplements and final prospectus;

         - CoreComm Holdco's registration statement on Form S-4, which was declared effective on July 1, 2002, containing such documents and other information; and

         -    CoreComm Holdco's Schedule TO.

These documents and amendments and supplements to these documents have been and will continue to be filed, as they may be amended and supplemented, with the Securities and Exchange Commission. When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at www.sec.gov. You may also obtain for free each of these documents (when available) from CoreComm Holdco by directing your request to the number listed below.

For further information on obtaining additional copies of the exchange offer materials, we encourage you to contact the information agent:

D. F. King & Co., Inc.
77 Water Street
New York, New York 10005
Banks and Brokers Call Collect (212) 269-5550
All Others Call Toll Free (800) 848-2998

For any other information contact: Winston Black, Director - Corporate Development at (212) 906-8485.